Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-231118

February 22, 2022

EVERSOURCE ENERGY

Pricing Term Sheet

Issuer:	Eversource Energy

Security:	$650,000,000 3.375% Senior Notes, Series W, Due 2032

Principal Amount:	$650,000,000

Maturity Date:	March 1, 2032

Coupon:	3.375%

Benchmark Treasury:	1.875% due February 15, 2032

Benchmark Treasury Price / Yield:	99-10+ / 1.949%

Spread to Benchmark Treasury:	+ 145 basis points

Yield to Maturity:	3.399%

Price to Public:	99.797% of the principal amount

Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, commencing on September 1, 2022

Redemption Provisions:	Make-whole call at any time prior to December 1, 2031 (three months prior to the Maturity Date) at a discount rate of Treasury plus 25 basis points and on or after such date at par

Trade Date:	February 22, 2022

Settlement Date*:	February 25, 2022 (T+3)

CUSIP / ISIN:	30040W AP3 / US30040WAP32

Expected Ratings**:	Baa1 (Moody’s); BBB+ (S&P); BBB+ (Fitch)

Global Coordinators:	Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Joint Book-Running Managers:	Mizuho Securities USA LLC

MUFG Securities Americas Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Manager:	Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the notes initially will settle T+3 (on February 25, 2022) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526; J.P. Morgan Securities LLC collect at 1-212-834-4533; Mizuho Securities USA LLC toll-free at (866) 271-7403; MUFG Securities Americas Inc. toll-free at (877) 649-6848; TD Securities (USA) LLC toll-free at (855) 495-9846; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.